TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA

              NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS ANNOUNCES JOINT MEETING OF DIVISION HEADS PRIOR TO PROGRAM LAUNCH

EDMONTON, ALBERTA--(February 16th , 2007) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) ("Titan") and its wholly owned subsidiary, Titan Trading USA, LLC are pleased to announce a joint meeting of Division Heads from the Software Development and Analytical staffs in Edmonton, Alberta from February 26th – March 2nd, 2007. These division heads will be meeting with management to oversee the final stages of the as yet un-named Black Box Server software.

The Black Box Server version is fully automated and will offer significant advantages over prior versions in multiple areas, among them processing speed and logic flexibility. The new version is expected to offer capabilities for the end user that far exceeds those of competing third party products currently on the market. Titan’s Director of Software Development, Michael Gossland, states, "This soon-to-be-released software represents a major advance for Titan. With its remarkable data management and processing capabilities, we will be able to analyze many thousands of trading symbols in multiple timeframes in real-time.  The new software's ability to back test at the tick level will allow us to accurately test and refine our trading models without having to test in real-time. The new software can be scaled to meet increasing processing demands and for the launch, it will be configured to run on 32 processing cores."

In addition to overseeing the final stages of the Titan Black Box, Management will be soliciting input from Division heads in preparation for the beta-test launch of Titan's various product offerings.

This release may contain forward looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

INDUSTRY: ITC - Industrial - Technology
SUBJECT: PER - PERSONNEL ANNOUNCEMENTS